UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

ANADIGICS, Inc.

(Name of Subject Company)

ANADIGICS, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

032515108

(CUSIP Number of Class of Securities)

 Ronald L. Michels

Chairman and Chief Executive Officer

ANADIGICS, Inc.

141 Mt. Bethel Road

Warren, New Jersey 07059

(908) 668-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

W. Raymond Felton

Greenbaum, Rowe, Smith & Davis LLP

P.O. Box 5600

Woodbridge, New Jersey 07095

(908) 549-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 ( “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9; Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 3, 2016; Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 17, 2016; and Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 19, 2016 (as amended, the “Schedule 14D-9”), relating to the tender offer by Regulus Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly-owned subsidiary of II-VI Incorporated, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, at a purchase price of $0.66 per share, net to the seller in cash without any interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 2016, a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Acquisition Sub with the Securities and Exchange Commission on February 2, 2016 (as amended and supplemented from time to time, the “Schedule TO”), and in the related form of Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are hereby added immediately after the last paragraph under the heading “The Solicitation or Recommendation—Background of the Offer and the Merger” on page 29 of the Schedule 14D-9:

“The Company announced on February 22, 2016 that it received from II-VI on February 20, 2016 a further revised set of proposed amendments and agreements (the “February 20, 2016 II-VI Proposed Amendment”) to the previously announced January 15, 2016 agreement and plan of merger pursuant to which an affiliate of II-VI has offered to acquire all of the outstanding shares of ANADIGICS common stock on a fully diluted basis for $0.66 per share net in cash, pursuant to the II-VI Merger Agreement.  While the February 20, 2016 II-VI Proposed Amendment contains changes to certain of the terms set forth in the proposed amendments and agreements delivered by II-VI to the Company on February 18, 2016, it maintains the proposed per-share offer price of $0.73.

Subsequently on February 20, 2016, Party B, whose February 16, 2016 acquisition proposal the Company announced on February 17, 2016 had been determined by the Company's Board of Directors to be a "Superior Offer," as defined in the II-VI Merger Agreement, delivered to the Company an amendment to its February 17, 2016 acquisition proposal that increases Party B's per-share offer price from $0.78 to $0.81 (the "February 20, 2016 Party B Proposed Merger Agreement"). After consultation with its financial and legal advisors, the Company's Board of Directors unanimously determined in good faith that the February 20, 2016 Party B Proposed Merger Agreement is an Acquisition Proposal that constitutes a Superior Offer, as those terms are defined in the II-VI Merger Agreement.

In accordance with the terms of the II-VI Merger Agreement, the Company notified II-VI of the February 20, 2016 Party B Proposed Merger Agreement and the determination by the Company's Board of Directors that said Acquisition Proposal constitutes a Superior Offer, as defined in the II-VI Merger Agreement. As provided in the II-VI Merger Agreement, II-VI has two (2) business days (until the close of business on February 23, 2016) by which to deliver to the Company an acquisition proposal that it believes would cause the February 20, 2016 Party B Proposed Merger Agreement to no longer constitute a Superior Offer.

In light of the negative effects on the Company's business and financial condition, including its cash-flow, that the prolonged auction process in which the Company has been engaged since November 2015 (the "Auction Process") has had, the Company's Board of Directors has determined that the Auction Process must soon come to an end. The Board of Directors, after consultation with its financial and legal advisors, as well as the Company's management, has determined that, if the Auction Process is permitted to continue beyond February 2016 and the Company is therefore unable by March 1, 2016 or thereabout to execute a definitive merger agreement or amended merger agreement (along with the loan and other agreements ancillary thereto) with II-VI or Party B, the Company's business and financial condition, including its cash position, could be irreparably harmed, potentially rendering the Company to be unable to enter into any merger transaction and thereby denying the Company's stockholders the value of said transaction. Accordingly, in furtherance of its continuing efforts to obtain the highest per-share merger offer price for the Company's stockholders while protecting the stockholders against the irreparable harm to the Company's business/financial condition (including cash-flow condition) and inability to consummate a merger transaction that could result if the Company were forced to further delay its execution of a definitive merger agreement or amended merger agreement (and the agreements ancillary thereto), the Company's Board of Directors has determined that the Auction Process will proceed as follows, subject to the terms of the II-VI Merger Agreement:

(a)

If II-VI does not deliver to the Company by the close of business on February 23, 2016, in accordance with the two-business-day period provided by the II-VI Merger Agreement, a further proposed amendment to the II-VI Merger Agreement that, in the good-faith determination of the Board of Directors after consultation with its financial and legal advisors, causes the February 20, 2016 Party B Proposed Merger Agreement to no longer constitute a Superior Offer, as defined in the II-VI Merger Agreement, the Board of Directors will direct the Company to enter into the February 20, 2016 Party B Proposed Merger Agreement, along with all ancillary agreements, as promptly as practicable after February 23, 2016.

(b)

If II-VI does deliver to the Company by the close of business on February 23, 2016, in accordance with the two-business-day period provided by the II-VI Merger Agreement, a further proposed amendment to the II-VI Merger Agreement that, in the good-faith determination of the Board of Directors after consultation with its financial and legal advisors, causes the February 20, 2016 Party B Proposed Merger Agreement to no longer constitute a Superior Offer, as defined in the II-VI Merger Agreement, the Company's Board of Directors will direct the Company to enter into the II-VI Merger Agreement as further amended, along with all ancillary agreements, as promptly as practicable after February 23, 2016. In addition, the Company's Board of Directors will decline to consider a further amendment, if any, to the February 20, 2016 Party B Proposed Merger Agreement that is received by the Company after 11:59 p.m. New York City time on February 24, 2016.

(c)

If Party B elects to deliver to the Company by 11:59 p.m. on February 24, 2016 a further amendment to the February 20, 2016 Party B Proposed Merger Agreement and the Company's Board of Directors, after consultation with its financial and legal advisors, determines in good faith that Party B's further amended Proposed Merger Agreement constitutes a Superior Offer, as defined in the II-VI Merger Agreement, II-VI shall be accorded a final two-business-day period, in accordance with the II-VI Merger Agreement, by which to deliver to the Company a further proposed amendment to the II-VI Merger Agreement that it believes would cause Party B's further amended Proposed Merger Agreement to no longer constitute a Superior Offer. At the end of this two-business-day period, the Auction Process will terminate and the Company's Board of Directors will evaluate the final proposals received as of that date.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description
(a)(5)(G)

Press Release issued by the Company on February 22, 2016 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANADIGICS, Inc.

By:	/s/ Ronald L. Michels
Name: Ronald L. Michels
Title: Chairman and Chief Executive Officer

Dated: February 22, 2016